

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 19, 2016

Joseph Collins
Chief Executive Officer
Punch TV Studios, Inc.
1123 East Redondo Boulevard, Suite 200
Inglewood, CA 90302

> **Re: Punch TV Studios, Inc.**
> **Amendment No. 2 to**
> **Offering Statement on Form 1-A**
> **Filed January 4, 2016**
> **File No. 024-10491**

Dear Mr. Collins:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 19, 2015 letter.

Part II

Offering Statement

1. We note that you have filed your audit report and audited financial statements as exhibits to the offering statement. Please revise to include the audit report and audited financial statements within Part II of the offering statement.

Offering Statement Cover Page

2. Please advise regarding the regulatory status of Alternative Securities Market Exchange (ASMX). We are not aware of either a national securities exchange registered with the SEC or an alternative trading system that complies with the SEC's Regulation ATS that has the name Alternative Securities Market Exchange or the acronym ASMX. Also, as approved by the Commission, trading symbols are reserved under the auspices of a national market system plan for securities traded in the over-the-counter market. Please advise regarding the source of the symbol PUNCH that is intended to be used for trading in your securities.

Risk Factors, page 7

3. Please revise to include a risk factor discussing the fact that Mr. Collins will own approximately 57% of your common stock after the offering to include risks related to his voting power and control over such a large percentage of your common stock. In this regard, we note that you deleted a risk factor which previously discussed these risks.

The Video Library the Company purchased from Joseph Collins may not be accepted, page 9

4. Please revise the risk factor to discuss the company's payment obligations under the associated asset purchase agreement. Additionally, given the company's cash position and revenue to date, please also revise to discuss the potential breach of the company's payment obligations and the fact that the library would be returned to Mr. Collins along with a one-time licensing fee of $250,000.

Stockholders may have limited access to information, page 14

5. We note the disclosure that you intend to file a Form 8-A after the offering has been qualified. Please confirm your understanding that in order to register a class of securities being offered under Regulation A using Form 8-A, the Form 8-A must be filed no more than five calendar days after the qualification of the offering statement. Please refer to Form 8-A.

6. You disclose in the second sentence of this risk factor that upon qualification of this offering statement, you will be required to comply with the reporting obligations of Section 15(d) of the Exchange Act. However, upon qualification of the offering statement, you will be required to comply with the reporting obligations of a Tier 2 issuer as described in Securities Act Rule 257(b). Please revise your disclosure accordingly or otherwise clarify what you mean by the statements in this risk factor.

Exhibit 12.1

7. Please have counsel remove assumption (e) on page 2 of the legality opinion or explain why such an assumption is appropriate.

      You may contact Melissa Gilmore at (202) 551-3777 or Andrew Mew, Senior Assistant Chief Accountant, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any other questions.

      Sincerely,

      /s/ Justin Dobbie

      Justin Dobbie
      Legal Branch Chief
      Office of Transportation and Leisure